Exhibit 14.1
National Atlantic Holdings
Corporation
CODE OF BUSINESS CONDUCT AND ETHICS
     This Code of Business Conduct and Ethics (the “Code”) is applicable to the Board of Directors, officers, and employees of National Atlantic Holdings Corporation and all its subsidiaries.
I. Reputation
     The reputation of National Atlantic Holdings Corp. (including all subsidiaries, “National Atlantic”) depends on the conduct of its Board of Directors, officers, and employees. Every employee who is associated with National Atlantic must play a part in maintaining our corporate reputation for the highest ethical standards.
II. Conflicts of Interest
     National Atlantic expects its Board of Directors, officers, and employees to perform their duties using their best impartial judgment in all matters affecting National Atlantic. To maintain independence of judgment and action, directors, officers, and employees must avoid conflict of interest or an appearance of conflict that might arise because of economic or personal self-interest. Directors, officers, and employees shall not engage in activity that conflicts with the interests of National Atlantic. Directors, officers, and employees who reasonably believe they may have interests that conflict with those of National Atlantic shall immediately advise the Corporate Secretary, who shall review and determine whether to approve the potential conflicts of interest for employees. Review and approval of potential conflicts of interests of officers and directors shall be made by the Audit Committee of the Board of Directors.
III. Relationships with Policyholders, Agents, Claimants, Competitors, Vendors and Colleagues
     National Atlantic demands that its employees act at all times with the highest degree of integrity. National Atlantic insists that you treat all individuals with whom you come in contact — policyholders, claimants, employees, agents, competitors, vendors, and colleagues — in a fair and respectful manner. National Atlantic is committed to the maximum utilization of its employees’ abilities and to the principles of equal employment opportunity.